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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ECI Telecom Ltd.
(Name of Issuer)
COMMON STOCK, PAR VALUE NIS 0.12 PER SHARE
(Title of Class of Securities)
268258100
(CUSIP Number)
Ashmore Investment Management Limited
20 Bedfordbury
London WC2N 4BL
United Kingdom
Attn: Nick Caffarate

Copy to:
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019 6131
(212) 878-8000
Attn: Karl A. Roessner, Esq    G. David Brinton, Esq
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE GROUP PLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE INVESTMENT MANAGEMENT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
2 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE INVESTMENTS (UK) LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[3]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
3 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE MANAGEMENT COMPANY LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[4]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
4 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[5]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
5 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[6]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[6]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
6 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASSET HOLDER PCC LIMITED RE ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[7]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
7 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[8]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[8]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
8 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any o f the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE GROWING MULTI STRATEGY FUND LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[9]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
9 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any o f the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: ASHMORE SICAV EMERGING MARKETS DEBT FUND

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[10]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[10]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
10 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: EPSILON 1 LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[11]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[11]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[11]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
11 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.1: JOINT FILING AGREEMENT
EX-99.3: UNDERTAKING AGREEMENT WITH M.A.G.M. CHEMISTRY HOLDINGS LTD.
EX-99.4: UNDERTAKING AGREEMENT WITH IBD DEVELOPMENT CORPORTATION LTD.
EX-99.5: UNDERTAKING AGREEMENT WITH HAREL BEIT-ON
EX-99.6: UNDERTAKING AGREEMENT WITH D. PARTNERS (ISAREL) LIMITED PARTNERSHIP
EX-99.7: UNDERTAKING AGREEMENT WITH D. PARTNERS (BVI) L.P.
EX-99.8: UNDERTAKING AGREEMENT WITH CLAL ELECTRONICS INDUSTRIES LTD.
EX-99.9: UNDERTAKING AGREEMENT WITH CARMEL V.C. LTD
EX-99.10: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND GBR
EX-99.11: UNDERTAKING AGREEMETN WITH CARMEL V.C. LTD.
EX-99.12: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND (ISRAEL) L.P.
EX-99.13: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND (DELAWARE) L.P.
EX-99.14: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND (CAYMAN) L.P.
EX-99.15: UNDERTAKING AGREEMENT WITH BADAL SECURITIES LTD.
EX-99.16: UNDERTAKING AGREEMENT WITH AVI ZEEVI
EX-99.17: UNDERTAKING AGREEMENT WITH AHARON DOVRAT
EX-99.18: UNDERTAKING AGREEMENT WITH SHLOMO DOVRAT

SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D relates to shares of common stock, NIS 0.12 par value per share (the “Common Stock”), of ECI Telecom Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 30 Hasivim Street, Petach Tikva, 49517 Israel.
Item 2. Identity and Background
     Ashmore Investment Management Limited (“AIML”), Ashmore Investments (UK) Limited (“AI(UK)L”), Ashmore Group PLC (“Ashmore Group”), Ashmore Management Company Limited (“AMCL”), Ashmore Global Special Situations Fund 2 Limited (“GSSF2”), Ashmore Global Special Situations Fund 3 Limited Partnership (“GSSF3”), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (“EMLIP”), Ashmore Emerging Markets Global Investment Portfolio Limited (“EMGIP”), Ashmore Growing Multi Strategy Fund Limited (“AGMSF”) and Ashmore SICAV Emerging Markets Debt Fund (“SICAV”) (together with AIML, AI(UK)L, Ashmore Group, AMCL, GSSF2, GSSF3, EMLIP, EMGIP, and AGMSF, the “Ashmore Entities”) and Epsilon 1 Ltd. (“Purchaser”) are jointly filing this statement. A beneficial interest in Purchaser is held (indirectly) by the Guernsey Ashmore Funds (as defined below) and GSSF3 and SICAV. Certain intermediate subsidiaries may be interposed between Purchaser and the Guernsey Ashmore Funds (as defined below) and GSSF3 and SICAV. The Guernsey Ashmore Funds (as defined below) and GSSF3 and SICAV are managed by (as applicable) AIML, AI(UK)L, Ashmore Group and AMCL, as described below. Purchaser and the Ashmore Entities (the “Reporting Persons”) have entered into a Joint Filing Agreement, dated July 11, 2007, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
     The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of the Reporting Persons is set forth in Schedule A hereto, and is incorporated herein by reference.
     During the last five years, none of the Reporting Persons have, nor the best of the knowledge of any Reporting Person have any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.
     Ashmore Entities:
     AIML
     AIML is organized as a company in England and Wales and has its principal office address at 20 Bedfordbury, London WC2N 4BL, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L. AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the Guernsey Ashmore Funds (as defined below) and GSSF3 and SICAV.

     AI(UK)L
     AI(UK)L is a company organized in England and Wales. AI(UK)L has its principal office address at 20 Bedfordbury, London WC2N 4BL, United Kingdom. AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.
     Ashmore Group
     Ashmore Group, formerly Ashmore Group Limited, is organized as a company in England and Wales and has its principal office address at 20 Bedfordbury, London WC2N 4BL, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles.
     AMCL
     AMCL is organized as a company in Guernsey, Channel Islands and has its principal office address at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3NF, Channel Islands. AMCL is licensed by the Guernsey Financial Services Commission (“GFSC”) as a Designated Manager pursuant to the Protection of Investors (Bailiwick of Guernsey) Law 1987 and is a wholly-owned subsidiary of AI(UK)L. AMCL is responsible for the overall management of GSSF2, EMLIP, EMGIP and AGMSF (the “Guernsey Ashmore Funds”) which are domiciled and regulated in Guernsey. AMCL has delegated investment management responsibility with respect to the Guernsey Ashmore Funds to AIML.
     GSSF2
     GSSF2 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF2 is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. GSSF2 has been authorized by the GFSC as a Class B Collective Investment Scheme.
     GSSF3
     GSSF3 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF3 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
     EMLIP
     EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey G1Y 3NF, Channels Islands. EMLIP has been authorized by the GFSC as a Class B Collective Investment Scheme..

     EMGIP
     EMGIP is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
     AGMSF
     AGMSF is Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
     SICAV
     SICAV is a sub-fund of Ashmore SICAV, an open-ended investment company, organised as a societe anonyme qualifying as a societe d’investissement a capital variable under the laws of the Grand-Duchy of Luxembourg. Its registered office is at Rose des Ventes, 4th Floor, 16, rue Erasme, Luxembourg.
     Purchaser:
     Purchaser, a company organized under the laws of the State of Israel, was formed for the purpose of effecting the transactions contemplated by the Merger Agreement described in Item 4 below. Purchaser’s principal offices are located at 3 Daniel Frisch Street, Tel-Aviv, 64731 Israel.
     A beneficial interest in Purchaser is held (indirectly) by the Guernsey Ashmore Funds and GSSF3 and SICAV. A beneficial interest in Purchaser is also held (indirectly) by the Swarth Group Inc., which is filing a separate Schedule 13D in respect of their rights under the Voting Agreements described in Item 3 below.
Item 3. Source and Amount of Funds or Other Consideration
     As described in Item 4 and Item 5, the shares of Common Stock to which this statement relates have not been purchased by the Reporting Persons. In connection with an Agreement and Plan of Merger by and among Purchaser, Epsilon 3 Ltd., an Israeli company and an indirect wholly-owned subsidiary of Purchaser (“Epsilon 3”) and the Issuer dated as of July 1, 2007 (the “Merger Agreement”), Purchaser entered into voting undertaking agreements (the “Voting Agreements”) with certain individuals (the “Stockholders”) with respect to the voting of an aggregate amount of 53,313,088 shares of the Issuer’s Common Stock in connection with the transaction contemplated by the Merger Agreement as described in Item 5.
     The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreements, other than the consideration to be received by such Stockholders in their capacity as shareholders of the Issuer pursuant to the terms of the Merger Agreement. For a description of the Voting Agreement, see item 5 below, which description is incorporated herein by reference in response to this Item 3.
Item 4. Purpose of Transaction

     On July 1, 2007, Purchaser, Epsilon 3 and the Issuer entered into the Merger Agreement providing for the merger of Epsilon 3 into the Issuer (the “Merger”). The Issuer is to survive the Merger as an indirect wholly-owned subsidiary of Purchaser, upon the terms and subject to the conditions set forth in the Merger Agreement.
     A copy of the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     As a result of the execution of the Voting Agreements, Purchaser may be deemed to have an indirect beneficial interest in the aggregate amount of 53,313,088 shares of the Issuer’s Common Stock which is subject to the Voting Agreements; and by virtue of the Ashmore Entities’ relationship to Purchaser, they may be deemed to have an indirect beneficial interest in those same 53,313,088 shares of the Issuer’s Common Stock which is subject to the Voting Agreements. This aggregate amount of shares represents approximately 44.36% of the total outstanding Common Stock of the Issuer, based upon 120,160,650 shares of Common Stock as of June 17, 2007 as represented by the Issuer in the Merger Agreement. The Reporting Persons are filing this statement solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
     Pursuant to the Voting Agreements, the Stockholders have agreed to vote all securities of the Issuer owned by them in favor of the Merger and against the following actions: (i) any extraordinary corporate transaction, such as merger, consolidation or other business combination involving the Issuer or any of its material subsidiaries; (ii) any sale, lease or transfer of a material amount of the assets of the Issuer or any of its material subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its material subsidiaries; (iii) any change in the persons who constitute the board of directors of the Issuer that is not approved in advance by at least a majority of persons who were directors of the Issuer as of the July 1, 2007; or (iv) any other action or proposal involving the Issuer or any of its material subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement.
     The Voting Agreements terminate upon the earliest to occur of (i) immediately prior to the termination of the Merger Agreement in accordance with its terms, (ii) the agreement of Purchaser and the Stockholder to terminate the Voting Agreements, and (iii) the Effective Time (as defined in the Merger Agreement).
     Copies of the Voting Agreements are included as Exhibits 3 through 18 hereto and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibits 3 through 18, which are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.
Item 7. Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT

1	Joint Filing Agreement, dated July 11, 2007, by and among Ashmore Group PLC, Ashmore Investment Management Limited, Ashmore Investments (UK) Limited, Ashmore Management Company Limited, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Asset Holder PCC Limited RE Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Emerging Markets Global Investment Portfolio Limited, Ashmore Growing Multi Strategy Fund Limited, Ashmore SICAV Emerging Markets Debt Fund, and Epsilon 1 Ltd.

2	Agreement and Plan of Merger, dated as of July 1, 2007, by and among ECI Telecom, Ltd., Epsilon 2 Ltd. and Epsilon 3 Ltd., filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K (SEC File No. 000-12672) filed with the Securities and Exchange Commission on April 30, 2007, and incorporated herein by reference.

3	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and M.A.G.M. Chemistry Holdings Ltd.

4	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and IBD Development Corporation Ltd.

5	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Harel Beit-On

6	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (Israel) Limited Partnership

7	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (BVI) L.P.

8	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and CLAL Electronics Industries LTD.

9	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. LTD.

10	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund GbR

11	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. Ltd. (acting for Siemens Venture Capital Fund GmbH)

12	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Israel) L.P.

13	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Delaware) L.P.

14	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Cayman) L.P.

15	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and BADAL Securities Ltd.

EXHIBIT	DOCUMENT

16	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Avi Zeevi

17	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Aharon Dovrat

18	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Shlomo Dovrat
(Continued on following page.)

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2007

ASHMORE GROUP PLC

By:	/s/ Tim Davis

Name:	Tim Davis
Title:	Head of Legal

ASHMORE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Tim Davis

Name:	Tim Davis
Title:	Head of Legal

ASHMORE INVESTMENTS (UK) LIMITED

By:	/s/ Tim Davis

Name:	Tim Davis
Title:	Head of Legal

ASHMORE MANAGEMENT COMPANY LIMITED

By:	/s/ Nigel Carey

Name:	Nigel Carey
Title:	Director

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP

By:	/s/ Sarah Brovard Meloney Cohu

Name:	Sarah Brovard Meloney Cohu
Title:	Authorized Signatory

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

By:	/s/ Sarah Brovard Meloney Cohu

Name:	Sarah Brovard Meloney Cohu
Title:	Authorized Signatory

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASSET HOLDER PCC LIMITED RE ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

By:	/s/ Sarah Brovard Meloney Cohu

Name:	Sarah Brovard Meloney Cohu
Title:	Authorized Signatory

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED

By:	/s/ Sarah Brovard Meloney Cohu

Name:	Sarah Brovard Meloney Cohu
Title:	Authorized Signatory

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE GROWING MULTI STRATEGY FUND LIMITED

By:	/s/ Sarah Brovard Meloney Cohu

Name:	Sarah Brovard Meloney Cohu
Title:	Authorized Signatory

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE SICAV EMERGING MARKETS DEBT FUND

By:	/s/ Simon Olley

Name:	Simon Olley
Title:	Vice President

EPSILON 1 LTD.

By:	/s/ Ady Marom

Name:	Ady Marom
Title:	Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE GROUP PLC

Name, Business Address	Position with Ashmore
and Citizenship	Group PLC	Principal Occupation (For Directors)
Mark Langhorn Coombs	Director Chief Executive Officer	Investment Management
20 Bedfordbury,
London WC2N 4BL
England

British

James Neilson Pettigrew	Director Chief Financial Officer	Financial and operations management
20 Bedfordbury,	Chief Operating Officer
London WC2N 4BL
England

British

Michael Darcy Benson	Non-executive director	Corporate advisory

20 Bedfordbury
London WC2N 4BL

British
Nicholas Charles Edward Land	Non-executive director	Corporate advisory

20 Bedfordbury
London WC2N 4BL

British
Jonathan Paul Moulton	Non-executive director	Investment management

20 Bedfordbury
London WC2N 4BL

British

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT MANAGEMENT LIMITED

Position with Ashmore
Name, Business Address	Investment
and Citizenship	Management Limited	Principal Occupation (for Directors)
Mark Langhorn Coombs	Managing Director	Investment management

20 Bedfordbury,
London WC2N 4BL
England

British

James Neilson Pettigrew	Chief Financial Officer, Chief Operating Officer	Financial and operations management
20 Bedfordbury,
London WC2N 4BL
England

British

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENTS (UK) LIMITED

Position with Ashmore
Name, Business Address	Investments (UK)
and Citizenship	Limited	Principal Occupation (for Directors)
Mark Langhorn Coombs	Managing Director	Investment management

20 Bedfordbury,
London WC2N 4BL
England

British

James Neilson Pettigrew	Chief Financial Officer, Chief Operating Officer	Financial and operations management
20 Bedfordbury,
London WC2N 4BL
England

British

DIRECTORS OF ASHMORE MANAGEMENT COMPANY LIMITED

Position with Ashmore
Name, Business Address	Management Company
and Citizenship	Limited	Principal Occupation (for Directors)
Nigel Carey	Director	Partner, Carey Olsen

7 New Street
St Peter Port
Guernsey
GY1 4BZ

British

Victor Holmes	Director	Chairman, Northern Trust (Guernsey) Limited

Northern Trust (Guernsey)
Limited
Trafalgar Court,
Les Banques
St Peter Port,
Guernsey, GY1 3DA

British

John Roper	Director	Retired

c/o Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

British

James Neilson Pettigrew	Director	Financial and operations management

20 Bedfordbury,
London WC2N 4BL
England

British
Note: this company does not have executive officers.

DIRECTORS OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

Position with Ashmore
Global Special
Name, Business Address	Situations Fund 2
and Citizenship	Limited	Principal Occupation (for Directors)
Ashmore Management Company Limited	Director (corporate)	Management company

Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information Technology
20 Bedfordbury,
London WC2N 4BL
England

British

Nigel Carey	Director	Partner, Carey Olsen

7 New Street
St Peter Port
Guernsey
GY1 4BZ

British
Note: this company does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3
LIMITED PARTNERSHIP

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 3
Incorporation	Limited Partnership	Principal Occupation (for Individuals)
Ashmore Management Company Limited	Director (corporate)	Management company

Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information Technology

20 Bedfordbury,
London WC2N 4BL
England

British

Nigel Carey	Director	Partner, Carey Olsen

7 New Street
St Peter Port
Guernsey
GY1 4BZ

British
Note: we cannot disclose who the limited partners are. This is confidential. This company does not have executive officers.

DIRECTORS OF ASSET HOLDER PCC LIMITED RE ASHMORE EMERGING MARKETS LIQUID
INVESTMENT PORTFOLIO

Position with Asset
Holder PCC Limited
Re Ashmore Emerging
Name, Business Address	Markets Liquid
and Citizenship	Investment Portfolio	Principal Occupation (for Directors)
Ashmore Management Company Limited	Director (corporate)	Management company

Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey
Note: this company does not have executive officers.

DIRECTORS OF ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO
LIMITED

Position with Ashmore
Emerging Markets
Name, Business Address	Global Investment
and Citizenship	Portfolio Limited	Principal Occupation (for Directors)
Ashmore Management Company Limited	Director (corporate)	Management company

Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information Technology

20 Bedfordbury,
London WC2N 4BL
England

British

Nigel Carey	Director	Partner, Carey Olsen

7 New Street
St Peter Port
Guernsey
GY1 4BZ

British
Note: this company does not have executive officers.

DIRECTORS OF ASHMORE GROWING MULTI STRATEGY FUND LIMITED

Position with Ashmore
Name, Business Address	Growing Multi
and Citizenship	Strategy Fund Limited	Principal Occupation (for Directors)
Ashmore Management Company Limited	Director (corporate)	Management company

Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information Technology

20 Bedfordbury,
London WC2N 4BL
England

British

Nigel Carey	Director	Partner, Carey Olsen

7 New Street
St Peter Port
Guernsey
GY1 4BZ

British
Note: this company does not have executive officers.

DIRECTORS OF ASHMORE SICAV (COVERING ASHMORE SICAV EMERGING MARKETS DEBT FUND, A SUB-FUND OF ASHMORE SICAV)

Name, Business Address	Position with
and Citizenship	Ashmore SICAV	Principal Occupation (for Directors)

Martin Tully	Director	Head of Operations and Information Technology

20 Bedfordbury,
London WC2N 4BL
England

British

Claude Kremer	Director	Partner, Arendt & Medernach

14, rue Erasme
B.P. 39
L-2010
Luxembourg

Luxembourg

Ian Baillie	Director	Senior Vice President, Northern Trust, Luxembourg

Rose des Vents, 4th Floor,
16, rue Erasme,
L-1468
Luxembourg

British
Note: this company does not have executive officers.

EXECUTIVE OFFICERS AND DIRECTORS OF EPSILON 1 LTD.

Name, Business Address	Position with Epsilon 1
and Citizenship	Ltd.	Principal Occupation (for Directors)
Ady Marom	Director	Manager

152 West 57th St. New York,
New York 10019,
United States of America

Israeli

EXHIBIT INDEX

EXHIBIT	DOCUMENT

1	Joint Filing Agreement, dated July 11, 2007, by and among Ashmore Group PLC, Ashmore Investment Management Limited, Ashmore Investments (UK) Limited, Ashmore Management Company Limited, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Asset Holder PCC Limited RE Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Emerging Markets Global Investment Portfolio Limited, Ashmore Growing Multi Strategy Fund Limited, Ashmore SICAV Emerging Markets Debt Fund, and Epsilon 1 Ltd.

2	Agreement and Plan of Merger, dated as of July 1, 2007, by and among ECI Telecom, Ltd., Epsilon 2 Ltd. and Epsilon 3 Ltd., filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K (SEC File No. 000-12672) filed with the Securities and Exchange Commission on April 30, 2007, and incorporated herein by reference.

3	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and M.A.G.M. Chemistry Holdings Ltd.

4	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and IBD Development Corporation Ltd.

5	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Harel Beit-On

6	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (Israel) Limited Partnership

7	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (BVI) L.P.

8	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and CLAL Electronics Industries LTD.

9	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. LTD.

10	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund GbR

11	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. Ltd. (acting for Siemens Venture Capital Fund GmbH)

12	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Israel) L.P.

13	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Delaware) L.P.

14	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Cayman) L.P.

EXHIBIT	DOCUMENT
15	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and BADAL Securities Ltd.

16	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Avi Zeevi

17	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Aharon Dovrat

18	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Shlomo Dovrat